UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cyxtera Technologies, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23284C102

(CUSIP Number)

Jason Schaefer

c/o BCEC-SIS Holdings, L.P.

650 Madison Avenue, 23rd Floor

New York, New York 10022

(212) 891-2880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23284C102	13D	Page 1 of 6 pages

EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 11, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Cyxtera Technologies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

Restructuring Support Agreement and Term Sheet

On May 4, 2023, the Issuer and certain of its direct and indirect subsidiaries (collectively, the “Issuer Parties”) entered into a Restructuring Support Agreement (together with all exhibits and schedules thereto, the “Restructuring Support Agreement”) with (i) members of an ad hoc group of term lenders (the “AHG”) under the first lien term loan credit facility (the “Term Loan Facility”) pursuant to the First Lien Credit Agreement, dated as of May 1, 2017 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “First Lien Credit Agreement”), by and among Cyxtera DC Parent Holdings, Inc., Cyxtera DC Holdings, Inc., as the borrower, the other loan parties party thereto, the lenders from time to time party thereto and Citibank, N.A., as administrative agent for such lenders, (ii) as applicable, certain revolving lenders pursuant to the first lien revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “First Lien Facilities”) under the First Lien Credit Agreement and (iii) certain holders of the Issuer’s equity interests (collectively, the “Consenting Stakeholders”), including BCEC-SIS Holdings, L.P.

Capitalized terms used but not otherwise defined in this “Restructuring Support Agreement and Term Sheet” section of the Schedule 13D have the meanings given to them in the Restructuring Support Agreement.

Under the terms of the Restructuring Support Agreement and as specified in the restructuring term sheet attached thereto and incorporated into the Restructuring Support Agreement (the “Term Sheet”), the Consenting Stakeholders have agreed, subject to certain terms and conditions, to support certain restructuring and recapitalization transactions with respect to the Issuer Parties’ capital structure (collectively, the “Restructuring Transactions”). The Restructuring Transactions contemplate a restructuring through either the sale of some or all of the Issuer Parties’ business enterprise (a “Sale Transaction”) or a recapitalization of the Issuer Parties’ balance sheet (a “Recapitalization Transaction”). Pursuit of a Sale Transaction will toggle to a Recapitalization Transaction upon (i) the day on which a Toggle Trigger Event (as defined below) occurs or (ii) the day the Issuer elects in its business judgement, and the lenders holding at least 66.67% of the aggregate outstanding principal amount of the Issuer Parties’ term loans (the “Required Consenting Term Lenders”), agree to toggle to a Recapitalization Transaction (the “Toggle Date”).

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Pursuant to the Term Sheet, unless otherwise agreed, the Issuer will toggle from pursuing a Sale Transaction to pursuing a Recapitalization Transaction upon the occurrence of one or more of the following events (each, a “Toggle Trigger Event”): (i) any out-of-court milestone pursuant to the Restructuring Support Agreement is breached; (ii) no acceptable indication of interest is received from potential purchasers by four weeks (the “IOI Deadline”) after April 14, 2023 (the “Launch Date”); (iii) no acceptable final bid for a potential purchaser is received by nine weeks after the Launch Date (the “Final Bid Deadline”); (iv) on or prior to August 15, 2023 (the “Sale Closing Date”), the Issuer is unable to, or in the reasonable judgment of both the Issuer and the Required Consenting Term Lenders, will not be able to (a) satisfy the Minimum Sale Proceeds Requirement and/or (b) retain the Minimum Required Liquidity as contemplated in the Term Sheet; or (v) the marketing process to determine the highest and best bona fide offer to purchase all or some of the Issuer’s business enterprise (the “Marketing Process”) is terminated.

If a Sale Transaction is not consummated out-of-court, the Restructuring Support Agreement contemplates agreed-upon terms for a financial restructuring plan (the “Plan”) to be filed under chapter 11 (the “Chapter 11 Cases”) of title 11 of the United States Code (the “Bankruptcy Code”) in order to pursue either a Sale Transaction or Recapitalization Transaction under the supervision of the Bankruptcy Court. The Issuer will file the Chapter 11 Cases and pursue the Recapitalization Transaction on such date as determined pursuant to the terms of the Restructuring Support Agreement.

In accordance with the Restructuring Support Agreement, the Consenting Stakeholders have agreed, among other things, to: (a) use commercially reasonable efforts to take all reasonably and necessary action to support, execute or implement the Restructuring Transactions as contemplated by, and within the timeframes outlined in, the Restructuring Support Agreement and the definitive documents governing the Restructuring Transactions and (b) not take any action, directly or indirectly, that is reasonably likely to interfere with acceptance, implementation or consummation of the Restructuring Transactions.

In accordance with the Restructuring Support Agreement, the Issuer Parties agreed, among other things, to: (a) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions in accordance with the Restructuring Support Agreement; (b) use best efforts to obtain entry of (i) the DIP Order authorizing the relevant Issuer Parties’ entry into the DIP Documents, (ii) the order of the Bankruptcy Court approving the Disclosure Statement pursuant to section 1125 of the Bankruptcy Code and (iii) the Bankruptcy Court’s order confirming the Plan; (c) use commercially reasonable efforts to obtain any and all required governmental, regulatory and/or third-party approvals for the Restructuring Transactions; (d) act in good faith and use commercially reasonable efforts to execute and deliver certain required documents and agreements to effectuate and consummate the Restructuring Transactions as contemplated by the Restructuring Support Agreement; (e) operate their business in the ordinary course of business in a manner consistent with the Restructuring Support Agreement and past practice and use commercially reasonable efforts to preserve their business; and (f) not, directly or indirectly, object to, delay, impede or take any other action to interfere with acceptance, implementation or consummation of the Restructuring Transactions.

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The Restructuring Support Agreement may be terminated upon the occurrence of certain events, including the failure to meet specified milestones; the making publicly available, modification, amendment, or filing of any of the Definitive Documents without the consent of the Required Consenting Term Lenders in accordance with this Agreement; and the Issuer Parties’ filing any Definitive Document that is not acceptable to the Required Consenting Term Lenders.

Although the Issuer Parties intend to pursue the restructuring contemplated by the Restructuring Support Agreement, there can be no assurance that the Issuer Parties will be successful in completing a restructuring or any other similar transaction on the terms set forth in the Restructuring Support Agreement or at all.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Restructuring Support Agreement, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

Stockholders Agreement Waiver and Amendment

In connection with the Issuer’s obligation under the Restructuring Support Agreement, on May 19, 2023, the Issuer, BCEC-SIS Holdings L.P. and SVAC Sponsor LLC, a Delaware limited liability company (“Starboard Sponsor”), entered into a waiver and agreement (the “Stockholders Agreement Waiver and Amendment”) with respect to that certain stockholders agreement, dated July 29, 2021, by and among the Issuer, BCEC-SIS Holdings L.P., Starboard Sponsor and the other parties thereto (as amended and supplemented to date, the “Stockholders Agreement”). Pursuant to the Stockholders Agreement Waiver and Amendment, BCEC-SIS Holdings L.P. and Starboard Sponsor: (a) acknowledged that, prior to or contemporaneously with the appointment of the additional independent director to be appointed pursuant to the Restructuring Support Agreement (the “RSA Director”), the size of the Board will be increased from nine directors to ten directors; (b) agreed to the appointment of Scott Vogel as the RSA Director, to fill the vacancy created by the increase to the size of the Board; and (c) waived any provision of Section 2.1(a) of the Stockholders Agreement that is inconsistent with the actions described in the foregoing clauses (a) and (b).

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement Waiver and Amendment, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 6:

Item 4 above summarizes certain provisions of the Restructuring Support Agreement and the Stockholders Agreement Waiver and Amendment and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

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Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

12	Restructuring Support Agreement, dated as of May 4, 2023, by and among the Issuer Parties and the Consenting Stakeholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 5, 2023).

13	Waiver and Agreement, dated as of May 19, 2023, among Cyxtera Technologies, Inc., BCEC-SIS Holdings L.P. and SVAC Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 22, 2023).

CUSIP No. 23284C102	13D	Page 5 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2023

BCEC-SIS Holdings L.P.

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director of the General Partners

BCEC Management X Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

CIE Management IX Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

BC Partners Group Holdings Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

BC Partners Holdings Limited

By:	/s/ Lee Clark
Name:	Lee Clark
Title:	Director

Medina Capital Fund II - SIS Holdco, L.P.

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Authorized Signatory

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Medina Capital Fund II - SIS Holdco GP, LLC

By:	/s/ Manuel D. Medina
Name:	Manuel D. Medina
Title:	Authorized Signatory

/s/ Manuel D. Medina
Name:	Manuel D. Medina